Exhibit 12.01
HARTFORD LIFE INSURANCE COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months
	Ended
	September 30,	For the years ended December 31,
(In millions) (Unaudited)	2006	2005	2004	2003	2002

Earnings	$675	$1,116	$1,012	$794	$428
Add:
Fixed charges
Interest expense	—	—	—	—	—
Interest factor attributable to rentals	3	5	6	6	7

Total fixed charges	3	5	6	6	7

Interest credited to contractholders	1,262	1,679	1,658	1,055	974

Total fixed charges including interest credited to contractholders	1,265	1,684	1,664	1,061	981

Earnings, as defined	678	1,121	1,018	800	435

Earnings, as defined, including interest credited to contractholders	1,940	2,800	2,676	1,855	1,409

Fixed charges
Fixed charges above	3	5	6	6	7
Dividends on subsidiary preferred stock	—	—	—	—	—

Total fixed charges and preferred dividend requirements	3	5	6	6	7

Total fixed charges, interest credited to contractholders and preferred dividend requirements	1,265	1,684	1,664	1,061	981

Ratios

Earnings, as defined, to total fixed charges	226.0	224.2	169.7	133.3	62.1

Earnings, as defined, to total fixed charges and preferred dividend requirements	226.0	224.2	169.7	133.3	62.1

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.5	1.7	1.6	1.7	1.4

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements	1.5	1.7	1.6	1.7	1.4

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